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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM F-X


           APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING


A.   Name of issuer or person filing ("Filer"): HOLLINGER INC.

B.   (1) This is [check one]

     [X]  an original filing for the Filer

     [ ]  an amended filing for the Filer

     Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T [ ]

C.   Identify the filing in conjunction with which this Form is being filed:

     Name of registrant HOLLINGER INC.

     Form type SCHEDULE 14D-9F

     File Number 005-50409

     Filed by HOLLINGER INC.

     Date Filed (if filed concurrently, so indicate) FEBRUARY 10, 2004 (CONCURRENT HEREWITH)

D.   The Filer is incorporated or organized under the laws of CANADA and has its principal place of business at (Address in full and telephone number)

     10 TORONTO STREET
     TORONTO, ONTARIO
     CANADA M5C 2B7
     (416) 363-8721

E. The Filer designates and appoints CT Corporation System ("Agent") located at

     111 EIGHTH AVENUE
     NEW YORK, NY 10011
     (212) 894-8940


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     as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

     (a) any investigation or administrative proceeding conducted by the Commission; and

     (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 14D-9F. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act;

     The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. The filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Schedule 14D-9F, the securities to which such Schedules 14D-9F relates; and the transactions in such securities.



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The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto Country of Canada this 10th day of February, 2004.



                                         HOLLINGER INC.



                                         By:   /s/  PETER G. WHITE
                                             ----------------------------------
                                             Name:  Peter G. White
                                             Title: Co-Chief Operating Officer
                                                    and Secretary




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This statement has been signed by the following persons in the capacities and on the dates indicated.



CT CORPORATION SYSTEM,
as Agent for service of process for Hollinger Inc.



By:   /s/  JILL E. KRANZ
    ----------------------------------
    Name:  Jill E. Kranz
    Title: Assistant Secretary
    Date:  February 10, 2004